06004650

UNITED STATES
[SECURI]TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30645

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Descap Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 Madison Avenue - 4th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert M. Fine, President (212) 546-6001
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kamler, Lewis and Noreman, CPA
(Name – *if individual, state last, first, middle name*)

One Linden Place	Great Neck	New York	11021
(Address)	(City)	(State)	(Zip Code)

PROCESSED JUN 02 2006 THOMSON FINANCIAL

SEC MAIL PROCESSING RECEIVED FEB 28 2006 WASH. D.C. 203 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Fine, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Descap Securities, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) A report on the internal control structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DESCAP SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

AND INDEPENDENT AUDITOR'S REPORT AND REPORT ON INTERNAL ACCOUNTING CONTROL

DECEMBER 31, 2005

KAMLER, LEWIS & NOREMAN LLP
Certified Public Accountants

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

81 Main Street
White Plains, NY 10601-1716
Tel (914) 997-0800
Fax (914) 948-2152

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Shareholder
Descap Securities, Inc.

We have audited the accompanying statement of financial condition of Descap Securities, Inc. as of December 31, 2005, and the related statements of operations, changes in shareholder's equity and cash flows for the year ended December 31, 2005 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Descap Securities, Inc. at December 31, 2005 and the results of its operations and its cash flows for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Kamler, Lewis & Noreman LLP

Kamler, Lewis & Noreman LLP

February 6, 2006
Great Neck, New York

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION AND INDEPENDENT AUDITOR'S REPORT AND REPORT ON INTERNAL ACCOUNTING CONTROL DECEMBER 31, 2005

INDEX	PAGE

DESCAP SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash and Cash Equivalents	$ 494,186
Marketable Securities Inventory, at Market Value	78,566,638
Investments in Non-Readily Marketable Securities, at Estimated Fair Value	247,849
Deferred Income Taxes	299,980
Deposits with Clearing Houses	225,000
Interest receivable	453,586
Loan receivable	200,000
Prepaid Expenses and Other Assets	325,108
Due from Parent	1,503,106
	$ 82,315,453

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:	
Securities Sold, Not Yet Purchased, at Market Value	$ 24,006,589
Due to Clearing Houses	45,958,997
Accounts Payable and Accrued Expenses (Note 3)	1,534,914
Due to affiliate	73,460
	$ 71,573,960
Commitments (Notes 4, 5, 7, 8, 9, 10, 11 and 12)	
Shareholder's Equity:	
Common Stock , Class A, $.001 par value; 500,000 shares authorized, 175,500 issued and outstanding	176
Common Stock, Class B, $.001 par value; 500,000 shares authorized, 5,800 issues and outstanding	5
Paid-in Capital	4,107,231
Retained Earnings	6,634,081
	10,741,493
	$ 82,315,453

See accompanying notes to financial statements.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005

Revenues, Profits and Losses:	
Trading profits	$14,961,048
Commissions	906,673
Interest income	6,508,263
Placement agent fees	369,030
Total revenues	22,745,014
Less: Direct Expenses	
Interest expense	4,535,906
Other	11,365
	4,547,271
Net revenues	18,197,743
Expenses:	
Compensation, payroll taxes and benefits	14,091,315
Management Fee - Parent (Note 8)	4,700,000
Wire quote services	981,449
Clearing charges	527,573
Rent and occupancy costs	538,495
Travel and entertainment	202,804
Insurance	295,605
Professional fees	175,009
Equipment rental	143,587
Telephone	80,541
Office	32,872
Depreciation	36,000
Regulatory fees	50,246
Local transportation	27,861
Advertising	25,971
Professional education	39,556
Data processing	19,148
Repairs and maintenance	8,185
Miscellaneous	50,801
	22,027,018
Loss Before Provision for Income Tax Benefit	(3,829,275)
Provision For Income Tax Benefits (Note 6)	1,722,530
Net Loss	$(2,106,745)

See accompanying notes to financial statements.

KAMLER, LEWIS & NOREMAN LLP
Certified Public Accountants

DESCAP SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock Class A .001 Par Value		Common Stock Class B .001 Par Value				
	Shares	Amount	Shares	Amount	Paid-In Capital	Retained Earnings	Shareholder's Equity
Balance, January 1, 2005	175,500	$176	5,800	$5	$1,574,231	$8,740,826	$10,315,238
Net Loss	-	-	-	-	-	(2,106,745)	(2,106,745)
Capital Contribution (See Note 8)	-	-	-	-	2,533,000		2,533,000
Balance, December 31, 2005	175,500	$176	5,800	$5	$4,107,231	$6,634,081	$10,741,493

See accompanying notes to financial statements.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Cash Flows From Operating Activities:	
Net Loss	$(2,106,745)
Adjustments to reconcile net income to cash:	
Depreciation	36,000
Deferred income taxes	(99,980)
Other adjustments, net	7,950
Changes in assets and liabilities:	
Increase in marketable securities inventory, at market value	(29,031,718)
Increase in interest receivable	(453,586)
Increase in due to clearing house	31,273,299
Increase in prepaid expenses and other assets	(97,958)
Increase in accounts payable and accrued liabilities	860,986
Decrease in securities sold, not yet purchased, at market value	(721,670)
Net Cash Used By Operating Activities	(333,422)
Cash Flows From Investing Activities:	
Purchase of investments in non-readily marketable securities, at estimated fair value	(52,500)
Net Cash Used By Investing Activities	(52,500)
Cash Flows From Financing Activities:	
Increase in due from Parent and affiliate	811,304
Increase in loan receivable	(200,000)
Net Cash Provided By Financing Activities	611,304
Net Increase in cash	225,382
Cash, beginning of year	268,804
Cash, end of year	$ 494,186
Supplemental Disclosure of Cash Flows Information	
Cash Paid During the Period For:	
Interest	$ 4,535,906
Non Cash Activities:	
Transfer of property and equipment - net to Parent's company books at net book value	$ 533,450
Reclassification of due to parent to paid in capital (Note 8)	$ 2,533,000

See accompanying notes to financial statements.

Note 1 - Summary of Significant Accounting Policies

Business Organization and Description

Descap Securities, Inc. (the "Company") is a broker-dealer registered under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers ("NASD"). The Company does not carry customer accounts and does not process or safe-keep customer funds or securities and is therefore exempt from Rule 15c3-3 of the Securities and Exchange Commission. The Company is a wholly-owned subsidiary of First Albany Companies, Inc.

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services including principal transactions, agency transactions and investment banking.

On May 14, 2004, First Albany Companies Inc. (the "Parent") acquired 100% of the Company's outstanding shares for $25 million in cash and 549,476 shares of the Parent's common stock, plus future consideration based on financial performance. As part of the acquisition, the Parent agreed to grant restricted stock awards for a total of 270,843 shares to certain Descap employees, which will vest ratably over a three year period.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with maturities of less than three months at the date of purchase to be cash equivalents.

Fair Value of Financial Instruments

The carrying amounts of the Company's cash, marketable securities, accounts payable and accrued expenses approximate their respective fair values at December 31, 2005.

Securities Transactions

Marketable security positions, which consist primarily of institutional mortgage-backed securities and asset-backed securities, are valued at market. Securities not readily marketable are valued at fair value as determined by management.

Property and Equipment

Property and equipment are carried at cost. Depreciation is computed using the straight-line method at rates adequate to allocate the cost of applicable assets over their expected useful lives. The cost of maintenance and repairs is charged to income as incurred. Significant renewals and betterments are capitalized.

Note 1 - Summary of Significant Accounting Policies (continued)

Impairment of Long-Lived Assets

The Company investigates potential impairments of its long-lived assets when evidence exists that events or changes in circumstances may have made recovery of an asset's carrying value unlikely. An impairment loss is recognized when the sum of the expected undiscounted future net cash flows is less than the carrying amount of the asset. No such losses have been identified.

Revenue Recognition

Generally accepted accounting principles require that trading profits and losses, commission income and related expenses be recorded on a trade date basis unless the difference between trade date and settlement date is immaterial. Agent placement fees are recognized in the period earned.

Income Taxes

The Company's operations are included in the consolidated Federal tax return filed by the Parent. The calculation of the income tax provision is determined under a Company policy which provides that the Company's current and deferred taxes are calculated on a separate return basis. The income tax provision has been prepared as if the Company were a stand-alone entity and filed a separate Federal income tax return Federal tax expenses are allocated to the Company with any corresponding payable or receivable included in due to the Parent. The Company files its own state and local tax returns.

Income taxes are accounted for under the asset and liability method of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS No. 109"). Under SFAS No. 109, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in such estimates may affect amounts reported in future periods.

Note 2 - Property and Equipment - Net

In March, 2005, the Parent transferred the accounts included in Property and Equipment - Net to its books in the amount of $533,450, which represented the net book value at that time. Beginning April, 2005, the Parent charged Descap Securities, Inc. for its use of the fixed assets. (see Note 8)

Note 3 - Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following at December 31, 2005:

Compensation and payroll taxes	$1,401,440
Pension and Profit sharing plan (Note 4)	53,426
Professional fees	44,000
Other	36,048
	$1,534,914

Note 4 - Benefit Plans

Effective 2006 the company's profit sharing plan was integrated into the Parent's plan. The Parent maintains a tax deferred profit sharing plan (Internal Revenue Code Section 401 (k) Plan), which permits eligible employees to defer a percentage of their compensation. Contributions to eligible participants may be made at the discretion of the Board of Directors of the Parent.

The Parent has various other incentive programs, which are offered to eligible employees. These programs consist of cash incentives and deferred bonuses. Costs are amortized over the vesting period and approximated $493,590 in 2005.

Note 5 - Leases

The Company has an operating lease for its office space in New York City, which expires in June 2009. The lease requires minimum annual rentals and escalations for increases in real estate taxes. In addition, the Company has a lease for office space in Great Neck, NY, which expires in March 2006. Future minimum annual rentals under these leases are approximately as follows:

Year Ending December 31,	Amount
2006	438,000
2007	440,000
2008	450,000
2009	222,000
	$ 1,550,000

Rent expense, including occupancy costs, for the year ended December 31, 2005 was $538,495.

Note 6 - Provision For Income Tax Benefits

The provision for income tax benefits consists of:

	Current	Deferred	Total
Federal	$1,004,699	$61,909	$1,066,608
New York State and other states	303,600	18,715	322,437
New York City	314,129	19,356	333,485
	$1,622,550	$99,980	$1,722,530

The deferred income taxes arise primarily from recognition of deferred compensation for books from the vesting of the restricted stock (see Note 7) not recognized for income tax purposes.

Note 7 - Restricted Stock

In connection with the sale of the Company's stock to First Albany Companies, Inc., the Parent issued 270,843 shares of its restricted stock to the former stockholders of the Company. The shares vest ratably in three equal annual installments beginning one year from the date of the grant. During the vesting period, the participants have voting rights and receive dividends, but the shares may not be sold, assigned, transferred, pledged or otherwise encumbered. Granted but unvested shares are forfeited upon termination of employment, unless certain retirement criteria are met.

The fair value of the restricted shares on the date of the grant is amortized ratably over the vesting period and the Company reimburses the Parent for such expense. Compensation expense of $896,417 was recognized for the restricted stock for the year ended December 31, 2005.

Note 8 - Related Party Transactions

The Parent charges the Company for interest and commitment fees for the loan taken out by the Parent for the purchase of the Company's stock (see Note 1). The Parent also charges the Company management fees and rent for use of property and equipment.

Balances and transactions with the Parent are as follows:

Due from Parent	$ 1,503,106
Interest Expense	$ 1,030,196
Commitment Fees	$ 27,732
Management Fees	$ 4,700,000
Equipment rental	$ 111,518
Due to Affiliate	$ 73,460

In June, 2005, the Parent contributed $2,533,000 additional paid-in capital to the Company by forgiving intercompany charges.

Note 9 - Concentrations of Credit Risk

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of domestic and foreign corporations, institutional and individual investors. A substantial portion of the Company's transactions are executed with and on behalf of institutional investors including other brokers and dealers, mortgage brokers, commercial banks, U.S. governmental agencies, mutual funds and other financial institutions. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions, can be directly impacted by volatile securities markets, credit markets and regulatory changes.

Note 10 - Clearing Broker

In addition, the Company has a minimum $3,000,000 net capital requirements with its clearing broker as well as certain other requirements. If the Company is subject to an Event of Default (as defined in the agreement), the agreement will be terminated.

Note 11 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. The rule also provides that capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10:1. At December 31, 2005, the Company had net capital of $3,710,054, which was $3,602,829 in excess of its required net capital of $107,225. The Company's ratio of Aggregate Indebtedness to Net Capital was to .43 to 1.

Note 12 - Contingencies

The Company is a party to various claims in the ordinary course of business. Management believes that the aggregate impact of such claims, if any, will not have a material impact on the financial position, results of operations, or liquidity of the Company.

The Company has in place 36 month employment contracts with the three former majority shareholders. In aggregate, the contracts call for "Annual Base Salaries" of $850,000, and "Annual Bonuses" of $1,650,000 paid quarterly. The contracts expire in May, 2007.

Per the acquisition agreement with the Parent, the former shareholders of the Company can receive future contingent consideration based on the following: For each of the next three years ending June 1, 2007, if the Company's Pre-Tax Net Income (as defined) (i) is greater than $10 million, the Parent shall pay to the Company's former shareholders an aggregate amount equal to fifty percent (50%) of the Company's Pre-Tax Net Income for such period, or (ii) is equal to or less than $10 million, the Parent shall pay them an aggregate amount equal to forty percent (40%) of Descap's Pre-Tax Net Income for such period.

Note 13 - Exemption

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

KAMLER, LEWIS & NOREMAN LLP
Certified Public Accountants

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

81 Main Street
White Plains, NY 10601-1716
Tel (914) 997-0800
Fax (914) 948-2152

**INDEPENDENT AUDITOR'S REPORT
ON SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION**

Board of Directors and Shareholder
Descap Securities, Inc.

We have audited the accompanying financial statements of Descap Securities, Inc. for the year ended December 31, 2005 and have issued our report thereon dated February 6, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I on the following page is presented for purposes of additional analysis, and is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Kamler, Lewis & Noreman LLP

Kamler, Lewis & Noreman LLP

February 6, 2006
Great Neck, New York

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

Schedule I

Net Capital:	
Total shareholder's equity per statement of financial condition	$10,741,493
Deductions - nonallowable assets:	
Securities not readily marketable	937,500
Other assets	2,576,044
Total Nonallowable assets	3,513,544
Haircuts on trading securities	3,517,895
Total Net Capital (Note 11)	$ 3,710,054
Aggregate Indebtedness:	
Accounts payable and accrued expenses	$ 1,608,375
Total Aggregate Indebtedness	$ 1,608,375
Computation of Basic Net Capital Requirement:	
Minimum net capital required (6-2/3% of $1,608,375)	$ 107,225
Minimum dollar net capital requirement	$ 100,000
Net capital requirement	$ 107,225
Excess net capital (Note 11)	$ 3,602,829
Ratio of aggregate indebtedness to net capital (Note 11)	.43 to 1

The reconciliation of net capital as reported in the Company's December 31, 2005 Part III (audited) FOCUS Report has not been included in these financial statements as such amount is immaterial.

KAMLER, LEWIS & NOREMAN LLP
Certified Public Accountants

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

81 Main Street
White Plains, NY 10601-1716
Tel (914) 997-0800
Fax (914) 948-2152

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors and Shareholder
Descap Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Descap Securities, Inc. for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Descap Securities, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KAMLER, LEWIS & NOREMAN LLP
Certified Public Accountants

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

81 Main Street
White Plains, NY 10601-1716
Tel (914) 997-0800
Fax (914) 948-2152

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5 (CONTINUED)

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kamler, Lewis & Noreman LLP

Kamler, Lewis & Noreman LLP

February 6, 2006
Great Neck, New York